September 7, 2001                                 Paul G. Hughes
                                                  Also Admitted in New York
                                                  203-351-4207, Fax 203-708-3806
                                                  phughe@cl-law.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:      Lincoln Snacks Company
         Schedule 13E-3; File No. 5-53675
         Schedule 14A; File No. 0-23048
         Filed on August 6, 2001

Dear Sirs:

By letter dated  September 4, 2001,  we received  your  comments on the Schedule
13E-3 (file No.  5-53675)  and the Schedule  14A (file No.  0-23048)  filed with respect to the proposed merger of Lincoln Snacks Company ("Lincoln  Snacks") and
Lincoln  Snacks  Acquisition  Corp.  ("Lincoln  Acquisition").  Along  with this letter, Lincoln Snacks is filing amended preliminary proxy material, and Lincoln
Snacks, Lincoln Acquisition, Brynwood Partners III L.P. ("Brynwood"), Hendrik J.
Hartong,  Jr. and John T. Gray are filing an amendment to their  Schedule  13E-3 relating  to the  proposed  transaction,  the  principal  purpose of which is to
respond  to  your  comments.   "Preliminary   Proxy  Statement"  refers  to  the
preliminary  proxy  statement  dated  September  7, 2001 being filed on the date hereof,  and "Schedule  13E-3"  refers to the Schedule  13E-3 filed on August 6,
2001, as amended by Amendment No. 1 thereto filed on the date hereof.

The  purpose of this letter is to respond to your  comments  on the  Preliminary
Proxy Statement and the Schedule 13E-3 as originally filed.

                                 SCHEDULE 13E-3

SEC  Comment  No. 1.  Please  advise as why you  believe  that  Lincoln  Snacks'
officers and directors,  including Mr. MacTaggart, should not be added as filing persons on the Schedule 13E-3,  as they appear to be affiliates  engaged in this going  private  transaction.  Otherwise,  these persons  should be  individually
included  as  persons  on  the   Schedule   13E-3.   For  help  in  making  this
determination,  please  review  Section  II.D.3 of our Current  Issues  Outline, publicly available at our website at www.sec.gov.

Securities and Exchange Commission             -2-             September 7, 2001

Response.   Following  consummation  of  the  proposed  merger,  Brynwood  would initially  own  100% of the  surviving  company's  common  stock.  As a  result,
Brynwood  would have the power acting alone to take all actions on behalf of the stockholders of Lincoln Snacks. Hendrik J. Hartong, Jr. and John T. Gray, as the
sole  general  partners  of the  general  partner  of  Brynwood,  are  the  only individuals  who would have  voting  power with  respect to the shares  owned by
Brynwood.  All directors and executive  officers of Lincoln Snacks following the merger would continue to serve as directors and executive  officers only so long as Brynwood wishes them to serve.  These individuals  would, as a result, not be in a position effectively to control Lincoln Snacks.

Immediately  following  the merger,  none of the current  directors or executive officers  of  Brynwood  (other  than  Mr.  Hartong,  Jr.  and  Mr.  Gray  as the controlling  persons of Brynwood) would own any equity interest in the surviving corporation.  Such  directors  and  executive  officers are expected to have the right to acquire common stock of the surviving  corporation upon the exercise of certain options.  However,  the aggregate number of shares which they would have the right to acquire  (assuming  none  exercises the right to surrender  options pursuant to the Merger  Agreement)  would be less than 9.4% of the common  stock then outstanding.

Based  on the  foregoing,  we  submit  that  none of the  current  directors  or executive  officers of Lincoln Snacks other than Mr.  Hartong,  Jr. and Mr. Gray will be in a position to "control" the surviving  corporation  because they will not possess, directly or indirectly,  the power to direct or cause the direction of the management or policies of the surviving corporation.  Any policy that any of such directors or executive officers may wish to implement will be subject to agreement  of Brynwood in its  absolute  discretion.  None of such  directors or executive  officers  should  be  deemed  to  be  "engaged  in"  the  Rule  13E-3 transaction and obligated to file a Schedule 13E-3.

SEC Comment No. 2. Each filing person must individually  comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to  include  all of the  information  required  by  Schedule  13E-3 and its
Instructions  for each filing person  listed on the cover of the Schedule  13E-3 and any filing persons added in response to the preceding comment.  For example, include  a  statement  as  to  whether  each  person  believes  the  Rule  13e-3 transaction to be fair to  unaffiliated  securityholders  and an analysis of the material factors upon which s/he relied in reaching such a conclusion.  See Item
8 of Schedule 13E-3,  Item 1014 of Regulation M-A and Question 5 of Exchange Act
Release No. 34-17719 (April 13, 1981).

Response.  The second and third  paragraphs  under "SPECIAL FACTORS - Background and Reasons  for the  Merger;  Recommendation  of the  Lincoln  Snacks'  Board -
Reasons for Approving the Merger" have been revised to read as follows:

             Based on  these  factors,  the  board of  directors  determined  to approve the Merger  Agreement  and to recommend its approval by the stockholders  of  Lincoln  Snacks.  These  factors,  including  the analyses performed by BNY Capital Markets, also formed the

Securities and Exchange Commission             -3-             September 7, 2001

             basis for the  evaluation  by the Special  Committee,  the board of directors, including Mr. Hartong, Jr. and Mr. Gray, and Brynwood of the fairness of the merger to the  stockholders  of Lincoln  Snacks other than Brynwood.

             None of the Special  Committee,  the board of directors,  including
             Mr.  Hartong,  Jr. and Mr. Gray, or Brynwood  assigned any relative weight  to any of  the  factors  considered.  Rather,  taking  into account all of the factors  considered,  each  determined  that the merger was fair to the  stockholders  of Lincoln  Snacks other than
             Brynwood. The Special Committee determined that the merger would be in the best interests of Lincoln Snacks and its stockholders  other than Brynwood and  recommended  that it be approved by the board of directors and stockholders of Lincoln Snacks.

                       ITEM 2. SUBJECT COMPANY INFORMATION

SEC Comment No. 3. We note that Brynwood  began  accumulating  shares of Lincoln
Snacks in 1998 and continued to purchase  shares every  quarter  during the past two  years.  As you know,  a  Schedule  13E-3 must be filed at the outset of the first transaction in any series of transactions  having a "going private effect"
within the  meaning of Rule  13e-3(a)(3)(ii).  Supplementally  explain to us why these  prior  transactions  did not  constitute  the first  steps in your  going private transactions.

Response.  Brynwood made its initial purchase of Lincoln Snacks' common stock in
1998 because it believed that such stock  represented an attractive  investment.
For the same reason,  it thereafter  purchased  additional shares in open market and negotiated transactions. From time to time, Brynwood evaluated its strategic alternatives  concerning  its  investment in Lincoln  Snacks.  At the same time,
Brynwood was  effectively  prevented  under Section 203 of the Delaware  General
Corporation Law from effecting a going private  transaction with Lincoln Snacks.
As recently as early June,  Lincoln  Snacks  together with Brynwood was actively considering a potential  transaction  pursuant to which Lincoln  Snacks would be acquired by an unaffiliated  third party. As of the dates of those  discussions,
Brynwood had made neither a decision nor a commitment  to effect a going private transaction  with Lincoln Snacks.  Only after those  discussions  terminated did
Brynwood determine to recommend the merger transaction.

               ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

SEC Comment No. 4. Describe the effects of the  transactions on each affiliate's interest  in the net book value and net  earnings of the issuer in terms of both dollar  amounts  and  percentages.  Refer  to  Instruction  3 to  Item  1013  of
Regulation M-A.

Securities and Exchange Commission             -4-             September 7, 2001

Response.  Other than Mr.  MacDonald  who owns 5,000  shares of Lincoln  Snacks'
Common Stock which would be converted  into the right to receive $3.50 per share in the merger,  none of the  directors or executive  officers of Lincoln  Snacks individually  owns any Lincoln  Snacks' Common Stock.  As disclosed in the proxy
statement,   Lincoln   Snacks  would  become   wholly  owned  by  Brynwood  upon
consummation  of the proposed  merger.  As a result,  Brynwood would have a 100%
interest in the net book value and net earnings of Lincoln Snacks.

The  following  sentence  has been  added to  "SUMMARY - Parties to the Merger -
Brynwood  and  Lincoln   Acquisition"   and  "THE  MERGER  AGREEMENT  -  General
Description":

             Following the merger, Brynwood's interest in the net book value and net  earnings of Lincoln  Snacks would be 100%.  See the  financial statements  of  Lincoln  Snacks  included  in  Annex C and  Annex D hereto.

SEC Comment  No. 5.  Discuss  the  federal  tax  consequences  of the Rule 13e-3 transaction on each filing party. See Item 1013(d) of Regulation M-A.

Response. The following paragraph has been added at the end of "MATERIAL FEDERAL
INCOME TAX CONSEQUENCES":

             There will be no federal income tax  consequences  of the merger to either Brynwood, Lincoln Acquisition or the directors and executive officers  of  Brynwood  except  to the  extent  that  any  of  such directors and executive officers individually own shares of Lincoln
             Snacks'  common stock which are converted into the right to receive cash in the merger.  The  federal  income tax  consequences  to any director or executive  officer owning Lincoln  Snacks' common stock converted  in the  merger  will  be the  same  as the  consequences described  above to the  holders of Lincoln  Snacks'  common  stock generally.

           ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

SEC Comment No. 6. Disclose the total amount of funds needed to  consummate  the proposed transaction in accordance with Item 1007(a) of Regulation M-A.

Response.  The following  language has been added under "THE MERGER  AGREEMENT -
Consideration" in the Proxy Statement:

             If all of the shares of Lincoln Snacks' Common Stock outstanding on the record date and not owned by Brynwood are  converted  into cash in the merger  approximately  $4,000,000  in cash will be paid upon consummation of the merger.

Securities and Exchange Commission             -5-             September 7, 2001

                                  SCHEDULE 14A

SEC  Comment No. 7. In the letter to  stockholders,  you state that the board of directors determined that "the merger is in the best interests of Lincoln Snacks and its  stockholders."  Revise  to state  whether  the board  (and the  Special
Committee)  determined that the terms of the Rule 13e-3  transaction are fair to
"unaffiliated" shareholders.  See Item 1014(a) of Regulation M-A and Question 19
in Exchange  Act Release No.  34-17719.  This  comment  also  applies to similar statements made throughout the document, such as the fifth paragraph on page 5.

Response. The first sentence of the paragraph at the bottom of the first page of the letter to  stockholders  in the Proxy  Statement has been revised to read as follows:

             Your board of  directors  and the Special  Committee  appointed  to evaluate the proposed  merger,  including each of the directors who is not an affiliate of Brynwood,  has  unanimously  determined that the  merger is in the best  interests  of  Lincoln  Snacks  and its stockholders  and is fair to the stockholders of Lincoln Snacks who are not affiliates of Brynwood.

Similar  changes  have  been  made  in the  Proxy  Statement  under  "SUMMARY  -
Recommendation  of Lincoln  Snacks' Board of Directors"  and "SPECIAL  FACTORS -
Background  and Reasons for the Merger;  Recommendation  of the Lincoln  Snacks'
Board - Recommendation of the Special Committee and the Board of Directors."

                                 SUMMARY, PAGE 4

SEC Comment No. 8. Revise the introductory  paragraph to make clear that you are summarizing the material information in the proxy statement.

Response.  The first sentence of the introductory  paragraph of "SUMMARY" in the
Proxy Statement has been revised to read as follows:

             The  following  is a  brief  summary  of the  material  information relating to the Merger Agreement and the merger contained elsewhere in this Proxy Statement.

        RECOMMENDATION OF THE LINCOLN SNACKS' BOARD OF DIRECTORS, PAGE 5

SEC Comment No. 9. In addition to the position of the board of directors,  state each filing person's position on the fairness of the transaction to unaffiliated shareholders.

Response.  See response to SEC Comment No. 2.

Securities and Exchange Commission             -6-             September 7, 2001

               INTERESTS OF CERTAIN PERSONS IN THE MERGER, PAGE 6

SEC Comment No. 10. The first bullet  point  states that  Brynwood has agreed to advance expenses to Lincoln Snacks' directors,  officers and employees; however, you  do  not  provide  any  additional  disclosure  of  these  advances  in  the corresponding  section  beginning at page 21 of the proxy  statement.  Revise to provide a complete description of these advances,  including the purpose for and the amounts of the expected payments.

Response.  Article Tenth of the Certificate of  Incorporation  of Lincoln Snacks
provides:

             The  Corporation  shall indemnify its officers and directors to the fullest extent permitted by Section 145 of the General  Corporation
             Law of the State of Delaware,  as the same exists or may  hereafter be amended from time to time. The Corporation may, by action of the
             Board of Directors,  provide indemnification to employees or agents
             of  the   Corporation   to  the  same   extent  as  the   foregoing
             indemnification of officers and directors.

Under the Merger Agreement,  Brynwood has agreed to cause Lincoln Snacks to meet its obligations  under this provision.  As of the date hereof,  neither Brynwood nor Lincoln  Snacks knows of any claim for  indemnification  or  advancement  of expenses  which might be asserted by a director or executive  officer of Lincoln
Snacks under Lincoln Snack's  Certificate of Incorporation.  As a result,  there are no such payments currently expected to be made.

                                 SPECIAL FACTORS

      BACKGROUND AND REASONS FOR THE MERGER; RECOMMENDATION OF THE LINCOLN
                                 SNACKS' BOARD

                               BACKGROUND, PAGE 9

SEC Comment No. 11. Revise the first  paragraph to clearly  explain who Brynwood is, when it was formed, the nature of its affiliations with Lincoln Snacks, etc.
Also,  disclose who negotiated on behalf of Brynwood  during the discussions you have summarized throughout this section.

Response.  The first paragraph  under "SPECIAL  FACTORS - Background and Reasons for the Merger; Recommendation of the Lincoln Snacks' Board - Background" in the
Proxy Statement has been revised to read as follows:

             Brynwood is a private investment partnership which was organized in
             1996.  In 1998,  Brynwood  made its initial  investment  in Lincoln
             Snacks when it  purchased  the stock then owned by Lincoln  Snacks'
             largest stockholder,  thereby becoming the controlling  stockholder of Lincoln Snacks. Thereafter, through open market

Securities and Exchange Commission             -7-             September 7, 2001

             and  negotiated  purchases  and the  conversion  of a portion  of a
             Convertible   Subordinated   Debenture,   Brynwood   increased  its
             ownership of Lincoln  Snacks.  These purchases  included  purchases made from  Lincoln  Snacks'  stockholders  who  contacted  Brynwood directly  soliciting  Brynwood to buy their shares.  As of the date hereof,  Brynwood  owns 89.8% of the  outstanding  Lincoln  Snacks'
             common stock.

The following sentence has been added at the end of the second paragraph in this section:

             Mr.  Hartong,  Jr. and Mr.  Gray,  as the  general  partners of the general  partner of  Brynwood,  negotiated  the terms of the Merger
             Agreement  and the  transactions  contemplated  by it on  behalf of
             Brynwood.

SEC  Comment  No. 12.  Each  presentation,  discussion,  or report  held with or presented by the  financial  advisors,  whether  oral or written,  is a separate report that requires a reasonably detailed  description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the  presentations  made by BNY Capital Markets during the course of the meetings you have described, and file any written reports as exhibits  pursuant to Item 9 of Schedule 13E-3.  For example,  summarize  the  discussions  and  file  any  written  reports  for the following contacts:

o    BNY Capital  Markets'  preliminary  analysis  presented  on July 17,  2001, including  the  analysis of the premium to market  value  compared to other transactions; and

o    BNY Capital  Markets'  preliminary  summary as  distributed  to the Special
     Committee on July 31, 2001.

Response. At the meeting on July 17, 2001 between representatives of BNY Capital
Markets  and Mr.  MacDonald,  BNY  Capital  Markets  made oral  comments  to Mr.
MacDonald  concerning the analyses they were making and commented on the results of their analyses to that time. No written report was presented at that meeting.
We have been  advised by BNY Capital  Markets  that the  preliminary  results of their analyses were substantially consistent with the results formally presented to the Special  Committee and the board of directors on August 1, 2001 after BNY
Capital  Markets had  completed  its  analyses.  To clarify the  contents of BNY
Capital Markets' presentation to Mr. MacDonald,  the following sentence has been added to the sixth paragraph under "SPECIAL FACTORS - Background and Reasons for the Merger; Recommendation of the Lincoln Snacks' Board - Background":

         The preliminary  analyses  summarized for Mr. MacDonald at this meeting were  substantially  consistent  with the  final  analyses  which  were included in BNY Capital Markets' presentations to the Special Committee and the board of directors.

Securities and Exchange Commission             -8-             September 7, 2001

The only written report presented by BNY Capital Markets was its Presentation to the Special  Committee of The Board of  Directors  and The Board of Directors on
August 1, 2001.  The text of such  presentation  has been filed as an exhibit to the Schedule 13E-3.

SEC  Comment  No.  13.  Revise  the  second  paragraph  on page 9 and the  first paragraph on page 10 to disclose how Brynwood  determined  that it should be the sole  stockholder  of Lincoln  Snacks and why the other options  relating to its investment in Lincoln Snacks were deemed inferior to the merger. In this regard, disclose  whether  Brynwood hired a financial  advisor.  If so, please revise to summarize all presentations made by its financial advisor,  or any other outside party,  and file any written reports as exhibits in accordance with Item 1015 of
Regulation M-A and Item 9 of Schedule 13E-3.

Response.  The first sentence of the fifth  paragraph  under "SPECIAL  FACTORS -
Background  and Reasons for the Merger;  Recommendation  of the Lincoln  Snacks'
Board - Background" has been replaced by the following:

         Brynwood  believed that the price indicated by the interested party was inadequate.  Brynwood also believed that that party was the entity most likely to be interested in acquiring Lincoln Snacks and most willing to pay the highest price that any third party could reasonably be expected
         to  pay.  Since  three  years  has  passed  since  Brynwood's   initial
         acquisition of Lincoln Snacks' common stock, Brynwood decided to review its options  relating to Lincoln  Snacks.  Among the choices which were then available to Brynwood was to propose a going private  transaction.
         Because Brynwood was willing to propose a transaction pursuant to which the other  stockholders  would  receive  value  greater  than  Brynwood believed could reasonably be expected from an unaffiliated third party,
         Brynwood determined that it would be in its best interests,  as well as the best  interests of Lincoln Snacks and its other  stockholders,  for
         Lincoln Snacks to become a wholly owned subsidiary of Brynwood with the stockholders of Lincoln Snacks other than Brynwood receiving cash in an amount to be determined.

Brynwood  did not retain a financial  advisor in  connection  with the  proposed transaction. The fifth paragraph under "SPECIAL FACTORS - Background and Reasons for the Merger;  Recommendation  of the Lincoln  Snacks' Board - Background" has
been revised to disclose this fact. As a result,  there are not written  reports to Brynwood which need to be filed as exhibits to the Schedule 13E-3 pursuant to
Item 1015 of Regulation M-A and Item 9 of Schedule 13E-3.

SEC  Comment No. 14.  Indicate  whether the board  considered  any  alternatives besides the merger  with  Brynwood  and the  acquisition  by the one  interested party. If not, disclose why the board did not consider any alternatives.

Securities and Exchange Commission             -9-             September 7, 2001

Response.  The fifth paragraph  under "SPECIAL  FACTORS - Background and Reasons for the Merger;  Recommendation  of the Lincoln  Snacks' Board - Background" has
been revised to add the following at the end:

         The board of  directors  of Lincoln  Snacks was aware of the  strategic alternatives which were periodically  reviewed by Brynwood with respect to its investment in Lincoln  Snacks,  including the possibility of the sale of Lincoln  Snacks to an  unaffiliated  third party.  Based on the price that the  unaffiliated  interested  person  indicated it might be willing  to  pay  for  Lincoln  Snacks  which  Brynwood  deemed  to  be inadequate, Brynwood told the board of directors of Lincoln Snacks that it wished to become the sole  stockholder of Lincoln Snacks.  Since the board of directors of Lincoln Snacks  believed that the price indicated
         by the interested party was the highest price which could reasonably be expected  in a  transaction  with an  unaffiliated  third party and any transaction  alternative  to the  proposed  merger  would  require  the affirmative  vote of  Brynwood  as the  owner of  89.8% of the  Lincoln
         Snacks' common stock,  the board of directors of Lincoln Snacks and the
         Special  Committee  determined  that,  under  the  circumstances,   the
         consideration   of  other   alternative   transactions   would  not  be
         productive.

SEC Comment No. 15. At the top of page 10,  identify the  independent  directors who served on the Special Committee.

Response.  The fifth paragraph  under "SPECIAL  FACTORS - Background and Reasons for the Merger;  Recommendation  of the Lincoln  Snacks' Board - Background" has
been revised to identify C. Alan MacDonald and Robert Zwartendijk as the members of the Special Committee.

SEC  Comment  No.  16.  Where you  refer to an  individual,  specify  his or her affiliation  with Lincoln  Snacks  and/or  Brynwood.  For example,  in the third paragraph on page 10, disclose the position held by Mr. MacDonald.

Response.  The paragraph  referred to has been revised to identify Mr. MacDonald as a member of the  Special  Committee.  Since the  Special  Committee  has been identified as  consisting of the  independent  directors of Lincoln  Snacks,  we believe that it is not necessary  further to state that Mr.  MacDonald is not an affiliate of Brynwood.

SEC Comment No. 17. Clarify how BNY Capital Markets  ultimately  determined that the  consideration  was fair despite the results of its preliminary  analysis on
July 17.

Response.  We believe that the  description of the July 17, 2001 meeting between representatives  of BNY Capital Markets and Mr. MacDonald does not indicate that the preliminary results of

Securities and Exchange Commission            -10-             September 7, 2001

BNY Capital Markets' analyses indicated that BNY Capital Markets would be unable to render a fairness  opinion on the  transaction.  Rather,  one of the analyses
summarized   indicated  that  the  premium  to  market  value  of  the  proposed transaction was not as high as the median for minority  transactions.  The final opinion rendered by BNY Capital Markets was the result of numerous  analyses and no one of them was determinative.

SEC Comment  No. 18.  Indicate  whether  the  members of  Brynwood  who are also directors  of Lincoln  Snacks  attended  the  various  meetings  of the board of directors or whether they recused themselves.

Response.  The  Proxy  Statement  description  of the  meetings  of the board of directors of Lincoln Snacks has been modified to clarify that Mr.  Hartong,  Jr.
and Mr. Gray attended  such meetings and voted in favor of the actions  approved by the board of directors.  Please note, however,  that none of the directors of
Lincoln Snacks other than the members of the Special  Committee  attended any of the meetings of the Special  Committee.  A new final  sentence has been added to the final  paragraph  under  "SPECIAL  FACTORS - Background  and Reasons for the
Merger; Recommendation of the Lincoln Snacks' Board - Background" which reads as follows:

         While all of the directors of Lincoln Snacks attended each of the board meetings  described and voted at them,  only the members of the Special
         Committee attended the meetings of the Special Committee.

SEC  Comment  No. 19.  Please  summarize  the  discussions  leading to  Brynwood indicating its unwillingness to increase the amount of the merger consideration.

Response. The third and fourth sentences of the seventh paragraph under "SPECIAL
FACTORS - Background and Reasons for the Merger;  Recommendation  of the Lincoln
Snacks' Board - Background" has been replaced by the following:

         BNY Capital Markets'  preliminary  analyses indicated that the proposed transaction  was fair to the  stockholders of Lincoln Snacks other than
         Brynwood although the analysis of the premium to market value was lower than the premium paid in certain  minority  transactions.  Based on BNY
         Capital Markets' preliminary analysis of the premium to market value of
         the  proposed  transaction,   the  Special  Committee  negotiated  with
         Brynwood to determine if it would approve an increased price per share.
         Because  Brynwood  believed  that the premium to market value  analysis should  not be the  only  one  considered  and  the  other  preliminary analyses indicated that the proposed price was fair, Brynwood indicated
         that it would not approve a higher price per share.

Securities and Exchange Commission            -11-             September 7, 2001

                    REASONS FOR APPROVING THE MERGER, PAGE 11

SEC Comment No. 20. Expand your discussion to address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. For example,  this section does not address the factors listed in Instruction 2(i),  (iii),  (iv), (v), (vi) and
(viii).  If one party relied on the analysis of another,  such as the  financial advisor, to fulfill this disclosure obligation, the relying party must expressly adopt the  conclusion  and analyses of the party that performed the Item 1014(b)
analysis.  If a  filing  person  did not  consider  one or  more of the  factors material  or  relevant  to its  determination,  state that and  explain  why the factor(s) were not deemed important or relevant. See Question No. 20 in Exchange
Act Release No. 34-17719.

Response.  The following  bullet  points have been added to the first  paragraph under "SPECIAL  FACTORS - Background and Reasons for the Merger;  Recommendation
of the Lincoln Snacks' Board - Reasons for Approving the Merger":

          o    the  $3.50  per  share  provided  for  in  the  Merger  Agreement substantially  exceeded  the book  value of $2.08 as of March 31,
               2001;

          o    the  trading  price per share of  Lincoln  Snacks'  common  stock during the 52-week  period  ended July 27, 2001 ranged from a low of $1.50 to a high of $3.10;

          o    the purchase price per share paid by Brynwood for shares acquired in arms' length  transactions  during the two years preceding the
               Merger Agreement ranged from a low of $1.13 to a high of $2.25.

Neither the  Special  Committee  nor the board of  directors  of Lincoln  Snacks commissioned  or received a going concern or  liquidation  valuation for Lincoln
Snacks.  To reflect  this,  a new fourth  paragraph  has been added to  "SPECIAL
FACTORS - Background and Reasons for the Merger;  Recommendation  of the Lincoln
Snacks' Board - Reasons for Approving the Merger" as follows:

         Neither the Special  Committee  nor the board of  directors  sought nor received a going concern or liquidation valuation for Lincoln Snacks.

Neither  Lincoln  Snacks  nor  Brynwood  is aware of any firm  offer  made by an unaffiliated  entity during the past two years for any  transaction  relating to
Lincoln  Snacks of the type  described  in  Instruction  2(viii) to Item 1014 of
Regulation M-A.

SEC Comment No. 21. Please revise to expressly indicate whether or not the board and the Special  Committee  believe the  transaction is both  substantively  and procedurally fair to your

Securities and Exchange Commission            -12-             September 7, 2001

unaffiliated  shareholders.  Refer to Question and Answer No. 21 of Exchange Act
Release No.  34-17719.  Each filing person must disclose  their belief as to the procedural  fairness of the  transaction  and the bases for their  belief.  Your fairness discussion must be revised to separately address Item 1014(c),  (d) and
(e) of Regulation M-A.

If a conclusion is reached that the transaction is procedurally  fair,  disclose why such a conclusion  was reached in the absence of the  procedural  safeguards set forth in Item 1014(c),  (d) and (e) of Regulation M-A. For example,  we note that the  merger is not  conditioned  upon the  approval  of a  majority  of the unaffiliated  stockholders.  In  addition,  revise the  disclosure  to  indicate whether or not the proposed transaction is procedurally fair to the unaffiliated security holders while considering that:

o    there are no provisions to grant  unaffiliated  security  holders access to the corporate files of the filing persons; and

o    each member of  management  will  continue  their  employment  with Lincoln
     Snacks following the merger.

Response.  The following has been added as the final  paragraph  under  "SPECIAL
FACTORS - Background and Reasons for the Merger;  Recommendation  of the Lincoln
Snacks' Board - Reasons for Approving the Merger":

         Approval  of the Merger  Agreement  is not  structured  to require  the affirmative  vote of the holders of a majority  of the Lincoln  Snacks'
         common  stock not owned by  Brynwood.  In  addition,  a majority of the non-employee directors did not retain an unaffiliated representative to act solely on behalf of the  unaffiliated  stockholders for the purpose of negotiating the terms of the Merger Agreement.  Notwithstanding  the foregoing,  the Special  Committee  and the board of directors  believe that the merger is  procedurally  fair to the  stockholders  of Lincoln
         Snacks other than Brynwood both because of the rights  afforded to them under  Delaware law,  including the right to seek an appraisal of their
         Lincoln Snacks' common stock and to access to certain  business records of Lincoln Snacks and because of the  substantial  business  experience and  knowledge  of the snack food  industry  of Mr.  MacDonald  and Mr.
         Zwartendijk, the members of the Special Committee.

SEC Comment No. 22. Supplementally advise whether the Special Committee or board evaluated any negative factors relating to the transaction. If so, please revise to have one list of factors  favoring the  transaction,  and a separate  list of factors not supporting the transaction.

Securities and Exchange Commission            -13-             September 7, 2001

Response. Neither the Special Committee nor the board believed that, in light of the terms of the proposed  merger,  there were any negative  factors relating to the  transaction.  As a result,  the Proxy  Statement does not include a list of factors not supporting the transaction.

SEC Comment No. 23. Discuss in detail each filing persons'  purpose for engaging in the  transaction,  and the  reasons  for  undertaking  the  transaction  now.
Consider  Instruction  1 to  Item  1013  of  Regulation  M-A  in  drafting  your disclosure.  For example,  please address Lincoln Snacks' reasons for soliciting the  transaction  at this time,  as  opposed to any other time in its  operating history.

Response. See response to SEC Comment No. 13.

SEC Comment No. 24. We note in the second bullet point that you believe  Lincoln
Snacks lacks significant  analyst coverage.  Discuss whether any steps were ever taken in the company's history to attract attention from analysts.

Response.  Based on a market  capitalization of approximately  $12 million,  the ownership of  approximately  90% of the Lincoln Snacks' common stock by Brynwood and the fact that the Lincoln  Snacks'  common stock was no longer  eligible for quotation on NASDAQ thereby further limiting its  marketability,  Lincoln Snacks did not take  specific  action to attract  attention  from  analysts  because it believed  such action  would not be  effective.  The second  bullet point in the first paragraph under "SPECIAL  FACTORS - Background and Reasons for the Merger;
Recommendation  of the Lincoln Snacks' Board - Reasons for Approving the Merger"
has been revised to read as follows:

          o    the absence of coverage of Lincoln Snacks by securities  analysts which  the board of  directors  believed  could not be  attracted because of the size and market  value of Lincoln  Snacks'  common stock,  its share ownership  distribution and the lack of readily available public quotations for the Lincoln Snacks' common stock;

SEC  Comment No. 25.  Revise the fourth  bullet  point to  disclose  the various historical market prices considered.

Response.  The  bullet  point  referred  to has been  revised to include a cross reference to the market price information contained under "MARKET INFORMATION."

SEC Comment No. 26. We note that the factors considered by the Special Committee were "among the factors  considered by the board of directors." As stated in our earlier  comment,  to the extent  they are  relying on the  Special  Committee's analyses or those of any other party with  respect to any of the  factors,  then the board should adopt the analyses of such party.

Securities and Exchange Commission            -14-             September 7, 2001

Response. The third bullet point under "SPECIAL FACTORS - Background and Reasons for the  Merger;  Recommendation  of the  Lincoln  Snacks'  Board - Reasons  for
Approving the Merger" has been revised to read as follows:

          o    the opinion it received from BNY Capital Markets and the analyses underlying such opinion;

                      OPINION OF FINANCIAL ADVISOR, PAGE 11

SEC Comment No. 27. Show the multiples,  ranges,  means/medians that BNY Capital
Markets   calculated  for  each  analysis  you  discuss.   Also,   indicate  the
significance  of the numbers you  disclose and show how they impact or relate to the determination that the consideration is fair.

Response.  The following has been added as the fourth  paragraph  under "SPECIAL
FACTORS - Opinion of Financial Advisor - Comparable Transaction Analysis":

         BNY Capital Markets then compared the total enterprise value to revenue and EBITDA.  Total  enterprise value for a given company was defined as the equity value of the announced  acquisition  plus total debt assumed and preferred stock, less cash and cash equivalents,  plus the value of any minority  stakes in  consolidated  businesses.  The results were as follows: Delicious Brands, Inc. (0.6 times LTM revenue); Lincoln Snacks
         Company (0.4 times LTM revenue, 3.8 times LTM EBITDA) and Wortz Company
         (0.6 times LTM revenue). The high and low multiples of LTM revenue were
         0.4 and 0.6 times LTM  revenue.  The mean and median  multiples  of LTM revenue were 0.5 and 0.6 times LTM revenue.  The high and low multiples of LTM EBITDA  were 3.8 and 3.8 times LTM  EBITDA.  The mean and median multiples of LTM EBITDA were 3.8 and 3.8 times LTM EBITDA.

The following has been added as the fifth  paragraph  under  "SPECIAL  FACTORS -
Opinion of Financial Advisor - Comparable Company Analysis":

         The multiples of total enterprise value / LTM revenue, total enterprise value / LTM EBIT,  total  enterprise  value / LTM  EBITDA,  Price / LTM
         Earnings  and  Price  /  June  2002  Earnings  (where  available)  were calculated for the comparable companies:  Lance, Inc. (total enterprise value of 0.8 times LTM  revenue,  11.9 times LTM EBIT and 6.7 times LTM
         EBITDA; and a price of 18.3 times LTM earnings and 13.9 times June 2002 earnings),  J&J Snack Foods Corp.  (total enterprise value of 0.7 times
         LTM revenue,  14.9 times LTM EBIT and 7.3 times LTM EBITDA; and a price of 23.5 times LTM earnings), John B. Sanfilippo & Son,

Securities and Exchange Commission            -15-             September 7, 2001

         Inc. (total  enterprise  value of 0.4 times LTM revenue,  7.3 times LTM
         EBIT and 5.2 times LTM  EBITDA;  and a price of 6.3 times LTM  earnings and  5.7  times  June  2002  earnings),  Poore  Brothers,  Inc.  (total enterprise value of 1.6 times LTM revenue, 14.8 times LTM EBIT and 10.8 times  LTM  EBITDA;  and a price of 17.1  times LTM  earnings),  Golden
         Enterprises,  Inc.  (total  enterprise  value of 0.5 times LTM revenue,
         10.4 times LTM EBIT and 6.9 times LTM EBITDA; and a price of 15.4 times
         LTM earnings) and Sherwood Brands,  Inc. (total enterprise value of 0.3 times LTM revenue,  5.4 times LTM EBIT and 5.0 times LTM EBITDA;  and a price of 8.5 times LTM earnings).  Total enterprise  value/LTM  revenue ranged from 0.3 to 1.6 times,  with a mean of 0.7 times and a median of
         0.5 times LTM revenue.  Total enterprise value/LTM EBIT ranged from 5.4 to 14.8 times, with a mean of 10.8 times and a median of 10.4 times LTM
         EBIT. Total enterprise  value/LTM EBITDA ranged from 5.0 to 10.8 times, with a mean  of 7.0  times  and a  median  of  6.8  times  LTM  EBITDA.
         Price/LTM  earnings ranged from 6.3 to 23.5 times,  with a mean of 14.9 times  and a median  of 16.3  times  LTM  earnings.  Price/  June  2002 expected  earnings  ranged from 5.7 to 13.9  times,  with a mean of 9.8 times and a median of 9.8 times June 2002 expected earnings.

Finally,  the  following  language has been added at the  beginning of the first paragraph  under  "SPECIAL  FACTORS - Opinion  of  Financial  Advisor - Minority
Interest Transaction":

         The median premiums offered in these transactions were 38%, 29% and 22%
         for  four  weeks,   one  week  and  one  day  prior  to   announcement,
         respectively. The premiums offered for Lincoln Snacks' common stock are
         27%,  27% and  17% for  four  weeks,  one  week  and one day  prior  to announcement, respectively.

See also the response to SEC Comment No. 33.

SEC Comment No. 28. Summarize the projections used by BNY Capital Markets in its analysis, including the company's 2002 budget and the 2003-2006 projections made by BNY Capital Markets.

Response.  The following  paragraphs  have been added as the second  through the fifth paragraphs of "SPECIAL FACTORS - Opinion of Financial Advisor - Discounted
Cash Flow Analysis:

         The fiscal 2002 budget prepared by Lincoln Snacks contemplates revenues of  approximately  $41.7 million  (estimated 9% growth from fiscal 2001 estimate), gross profit of $18.0 million (43%

Securities and Exchange Commission            -16-             September 7, 2001

         gross margin) and EBITDA of $3.1  million.  This budget was used intact for all cases of the discounted cash flow analysis.

         BNY Capital Markets made certain assumptions  regarding Lincoln Snacks'
         financial  performance for fiscal 2003-2006.  BNY Capital Markets' base case grew revenues at a level  consistent  with  revenues  budgeted for fiscal 2002 (9% revenue  growth).  The upside case grew revenues at 15%
         per year (a 10% increase to average  historical  revenue  growth rate);
         the downside case  contemplated 0% revenue growth.  The base and upside cases  maintained a gross margin  consistent  with fiscal 2002 budgeted levels.  The downside case reflects a 15% increase in key raw materials
         (nuts and butter),  which  results in a decrease in gross margin to 41%
         from 43%.  All cases grow the fixed  portion of SG&A (fixed  warehouse, fixed  marketing,  selling  and G&A) at 3% to  reflect  inflation.  The remaining  variable  portion of SG&A is  maintained  as a percentage of sales (2002  budgeted  level).  The base and upside cases  contemplated capital  expenditures  of $500,000 per year  (management's  estimate of
         maintenance  and  capital   expenditures);   while  the  downside  case
         forecasts  $300,000 per year to reflect  lower  capital  investment  to maintain 0% revenue growth.  Similarly,  annual  depreciation under the downside case is approximately $100,000 lower than fiscal 2002 budgeted levels.  A tax  rate of 40% and net  operating  loss  carryforwards  of
         $664,000  in 2002 and  $539,000  in 2003 are  applied  under  all cases
         (based on discussions with management).

         The discount rate for the free cash flows was determined by the Capital
         Asset  Pricing  Model.  A Beta of 1.0 was used after the actual Beta of
         0.1 was deemed inappropriate, given the limited and sporadic trading of
         Lincoln   Snacks'  common  stock.   The  Capital  Asset  Pricing  Model
         calculated a discount rate of  approximately  15%. BNY Capital Markets, based on its valuation and investment  banking  experience,  determined this figure to be more  appropriate  as the low end of  discount  rates given the  relatively  small size of Lincoln  Snacks and business risks outlined  by  management.  BNY  Capital  Markets  selected  a range  of discount  rates  of  15% to 25% to be  more  appropriate  for  use in a discounted cash flow analysis for Lincoln Snacks. A range of 5.0 to 7.5 times  projected 2006 EBITDA was used to determine the terminal  value, which was consistent with the median comparable company multiple of 6.8 times LTM EBITDA.

Securities and Exchange Commission            -17-             September 7, 2001

         Focusing  on the base case,  the  implied  per share  values of Lincoln
         Snacks common stock,  adjusted for excess cash, ranged from $2.45 (with a 6.5 times terminal  EBITDA multiple and a 21% discount rate) to $3.06
         (with a 7.5 times terminal EBITDA multiple and a 17% discount rate).

SEC  Comment No. 29.  Furnish a  statement  regarding  the  availability  of the opinion  for  inspection  and  copying at Lincoln  Snacks'  principal  executive offices. Refer to Item 1015(c) of Regulation M-A.

Response.  Since the text of the opinion of BNY  Capital  Markets is attached as
Annex B to the Proxy  Statement  which will be delivered to each  stockholder of
Lincoln  Snacks,  a statement  that the opinion is available for  inspection and copying at Lincoln Snacks'  principal  executive offices would seem unnecessary.
The document  which would be available  for  inspection  and copying would be no different from the material already provided to each stockholder.

                    COMPARABLE TRANSACTION ANALYSIS, PAGE 13

SEC Comment No. 30. Identify the transactions  used in this analysis and why BNY
Capital Markets deemed them to be comparable to Lincoln Snacks.

Response.  The following has been added as the second  paragraph  under "SPECIAL
FACTORS - Opinion of Financial Advisor - Comparable Transaction Analysis":

         These transactions were selected by screening transactions in which the target had a primary  SIC code of 2052  (cookies  and  crackers),  2064
         (candy & other  confectionary  products),  2066  (chocolate  and  cocoa products),  2068  (salted  and  roasted  nuts & seeds) or 2096  (potato chips). Transactions were screened further to eliminate transactions in which the  target had sales of greater  than $500  million,  the target exhibited  significant  differences in distribution channels from those of Lincoln Snacks (such as a significant  retail presence),  the target had significant  differences in product focus,  or for  transactions in which  valuation data were  unavailable.  The targets in the ultimately selected  transactions  were  Delicious  Brands,  Inc.,  Lincoln Snacks
         (Brynwood's  initial  purchase  of  Lincoln  Snacks  shares)  and Wortz
         Company.

                      COMPARABLE COMPANY ANALYSIS, PAGE 14

SEC Comment No. 31.  Explain why BNY Capital  Markets deemed the companies to be comparable to Lincoln Snacks.

Securities and Exchange Commission            -18-             September 7, 2001

Response.  The following has been added as the second  paragraph  under "SPECIAL
FACTORS - Opinion of Financial Advisor - Comparative Company Analysis":

         The  Comparable  Companies  were selected by screening  publicly-traded companies  that have a primary SIC code of 2052 (cookies and crackers),
         2064 (candy & other confectionary products),  2066 (chocolate and cocoa products),  2068  (salted  and  roasted  nuts & seeds) or 2096  (potato chips).  The  companies  were screened  further to eliminate  companies which  had a total  enterprise  value of  greater  than  $500  million, significant  differences in distribution channels from those of Lincoln
         Snacks  (such  as  a  significant   retail   presence)  or  significant
         differences in product focus.

SEC Comment No. 32. Revise to clearly explain how BNY Capital Markets calculated the amount of "excess cash" and why the adjustments were necessary.

Response.  The following language has been added following the first sentence of the fifth  paragraph  under  "SPECIAL  FACTORS - Opinion of Financial  Advisor -
Comparable Company Analysis":

         Excess cash was  calculated  as the amount of cash on the balance sheet at the time at which working capital is greatest.  This is projected to occur in October of 2001, when the cash balance is budgeted to be $3.56 million,  which was rounded to $4 million.  This approach was necessary to accurately take into account seasonality and fluctuations in working capital inherent in Lincoln Snacks' business. Excess cash was deemed to be additive  to the value of Lincoln  Snacks  because of its  debt-free capital structure.

In addition,  the  following  sentence  was added at the  beginning of the sixth paragraph  under "SPECIAL  FACTORS - Opinion of Financial  Advisor - Comparative
Company Analysis":

         The per share values of Lincoln  Snacks'  common  stock  implied by the application of the median comparable company multiples, plus the excess cash per share of $0.44 as  calculated by BNY Capital  Markets,  ranged from $1.47 to $2.77.

SEC Comment No. 33.  Clarify how BNY Capital  Markets  determined to apply a 75%
weighting to this analysis and 25% to the discounted cash flow analysis.

Response.  A new  subsection  titled  "SPECIAL  FACTORS - Opinion  of  Financial
Advisor - Conclusion" has been added reading as follows:

Securities and Exchange Commission            -19-             September 7, 2001

         Conclusion

         In weighing the results of the analyses,  BNY Capital Markets applied a weighting of 75% to the  valuation  range  computed by the  comparative company  analysis in its valuation of Lincoln  Snacks.  The  comparable company approach was relied upon most heavily because it was based on a more  full  complement  of data  (including  that  of many  comparative companies) and did not require any further assumptions on behalf on BNY
         Capital  Markets.  The remaining  weighting of 25% was reserved for the discounted cash flow approach,  which was performed only as a secondary measure of  Lincoln  Snacks'  value,  given that  Lincoln  Snacks  only prepares a budget for one fiscal year forward.  The lower  weighting of the  DCF was due to the  short  timeframe  of  Lincoln  Snacks'  budget provided by management  and the  requirement  that BNY Capital  Markets establish further  assumptions to complete the DCF. If projections were available for  additional  years,  the DCF might have received  greater weighting. As the comparable transaction approach was excluded from BNY
         Capital Markets' valuation analysis, it received 0% weighting.

         Based on weighting of 75% for the comparative  company approach and 25%
         for  the  DCF  approach,   shares  of  Lincoln   Snacks'  common  stock
         representing a minority  interest have a fair market value in the range of $1.98 to $2.84. BNY Capital Markets noted that the  consideration to be received by the  stockholders  of Lincoln Snacks other than Brynwood in the merger was greater than the  consideration  implied by the above range,  and that  this  analysis  supported  a  fairness  determination concerning the merger. The minority interest transactions were not used directly to determine per share values of Lincoln Snacks, but rather to determine that the premium being paid was consistent with those data.

                     MINORITY INTEREST TRANSACTIONS, PAGE 15

SEC  Comment  No. 34.  Disclose  the  premiums  offered  in the recent  minority interest transactions as compared to the proposed transaction.

Securities and Exchange Commission            -20-             September 7, 2001

Response.  See response to SEC Comment No. 27.

SEC Comment No. 35. In the first full paragraph on page 22,  disclose the amount of  compensation  that Bank of New York received  during the past two years as a result of its  relationships  with Lincoln Snacks and its  affiliates.  Refer to
Item 1015(b)(4) of Regulation M-A.

Response.  A paragraph  has been included in "SPECIAL  FACTORS - Background  and
Reasons for the Merger; Recommendation of the Lincoln Snacks' Board - Opinion of
Financial Advisor - Other" reading as follows:

         During 1999 and 2000,  Lincoln Snacks paid Bank of New York $15,236 and
         $49,489,  respectively,  for  fees  relating  to its  revolving  credit agreement.  In addition,  Brynwood and certain of its  affiliates  paid
         Bank  of  New  York  $777,609  and  $923,054   during  1999  and  2000,
         respectively, for interest on loans outstanding and other fees.

                              THE MERGER AGREEMENT

                      LINCOLN SNACKS STOCK OPTIONS, PAGE 18

SEC  Comment No. 36.  Please  advise us what  consideration  you have given with respect to the  applicability of the tender offer rules to the surrender program described and the "program . . . to realize the value of . . . options in cash."
We may have further comment.

Response.  Lincoln  Snacks,  Lincoln  Acquisition and Brynwood have agreed to an amendment  to the  Merger  Agreement  to  eliminate  the  right  of  holders  of exercisable options to purchase Lincoln Snacks' common stock to surrender all or a portion of such options in exchange for a cash payments. Corresponding changes have been made to "SUMMARY - Interests of Certain  Persons in the Merger,"  "THE
MERGER  AGREEMENT - Lincoln  Snacks  Stock  Options" and  "INTERESTS  OF CERTAIN
PERSONS  IN THE  MERGER"  to  eliminate  references  to such a right.  Following consummation  of the  merger,  there will be no public  market  for the  Lincoln
Snacks' common stock;  Lincoln Snacks will no longer file periodic reports under the Exchange Act; and the registration of the Lincoln Snacks' common stock under the Exchange Act will be  terminated.  Since neither the options nor any Lincoln
Snacks' common stock acquired upon exercise of options will be registered  under the Exchange Act, the tender offer rules would not apply to them.

                        CONDITIONS TO THE MERGER, PAGE 18

SEC Comment No. 37. Disclose the status of the condition relating to the deposit by Lincoln Snacks of sufficient money to pay the cash payable upon  consummation of the merger. If Lincoln Snacks has not yet deposited the funds, revise to make clear whether it has the financial

Securities and Exchange Commission            -21-             September 7, 2001

resources to pay for all outstanding  shares. If it will have to borrow funds to pay for the  shares,  provide  disclosure  in  accordance  with Item  1007(d) of
Regulation M-A.

Response.  Following the  description of the obligations of Brynwood and Lincoln
Acquisition  under "THE MERGER  AGREEMENT  -  Conditions  to the  Merger," a new
paragraph has been added reading as follows:

         While  Lincoln  Snacks  has  not  yet  deposited  any  funds  with  the independent  paying agent,  it has sufficient cash on hand to meet this condition without the need to borrow funds for such purpose.

                             OTHER MATTERS, PAGE 28

SEC Comment No. 38. Refer to the last sentence.  The postponement or adjournment of a  meeting  to  solicit  additional  proxies  does  not  constitute  a matter incidental to the conduct of the meeting. Discretionary authority, therefore, is unavailable  when a procedural  action is intended to be taken with respect to a substantive matter for which a proxy is solicited. See Rule 14a-4. Consequently, the use of discretionary  voting authority to postpone or adjourn the meeting to solicit additional  proxies is a substantive  proposal for which proxies must be independently solicited. Provide a separate voting box on the proxy card so that stockholders  may  decide  whether  to  grant  a  proxy  to  vote  in  favor  of postponement or adjournment for the solicitation of additional proxies.

Response.  While  it  does  not  necessarily  agree  that  the  postponement  or adjournment  of a meeting to solicit  additional  proxies does not  constitute a matter incidental to the conduct of the meeting,  Lincoln Snacks has agreed that it will not vote any proxy on any motion to adjourn  the  meeting.  Accordingly, the final sentence under "OTHER MATTERS" has been replaced by the following:

         The  enclosed  proxy will not,  however,  be voted on any  proposal  to adjourn the meeting to a later date.

                                                    Very truly yours,

                                                    /s/ Paul G. Hughes

                                                    Paul G. Hughes